Reliance Communications Limited
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

Tel.: +91 22 3038 6286
Fax: +91 22 3037 6622
www.reliancecommunications.co.in

RECEIVED

2008 APR 16 P 4:43

OFFICE OF INTERNATIONAL CORPORATE FINANCE

[redacted]

08001800

Exemption File No. 82 – 35005

12th April, 2008

Mr. Paul M. Dudek
Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549
USA

SUPPL

Dear Mr. Dudek,

We refer to your letter granting exemption under Rule 12g3-2 (b) of the Securities Act, 1934 and wish to inform you that we have submitted following letters as per requirements of the Listing Agreement to the Stock Exchanges in India.

(1) Letter dated 11th April, 2008 alongwith Compliance Report on Corporate Governance for the quarter ended 31st March, 2008.
(2) Letter dated 11th April, 2008 alongwith Shareholding pattern for the quarter ended 31st March, 2008.
(3) Letter dated 11th April, 2008 alongwith Free float indices for the quarter ended 31st March, 2008.
(4) Letter dated 11th April, 2008 alongwith Secretarial Audit Report for the quarter ended 31st March, 2008.
(5) Letter dated 12th April, 2008 alongwith Certificate under Clause 47 (c) for the six months ended 31st March, 2008.

Copies of the aforesaid letters are enclosed herewith for your information and record.

Kindly take the same on record.

Thanking You.

Your Faithfully
For **Reliance Communications Limited**

Hasit Shukla
Company Secretary

PROCESSED

APR 18 2008

THOMSON FINANCIAL

4/17

Navi Mumbai - 400 710

Tel.: +91 22 3038 6286
Fax: +91 22 3037 6622
www.reliancecommunications.co.in

Ref: SE/CC/01/2008-09

April 11, 2008

The General Manager
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: RCOM

Dear Sir,

Sub: **Compliance Report on Corporate Governance for the quarter ended 31st March, 2008**

Pursuant to Clause 49 of the Listing Agreement, we submit herewith a Compliance Report on Corporate Governance for the quarter ended 31st March, 2008.

We confirm that the Company is in compliance with the provisions of Clause 49 of the Listing Agreement.

You are requested kindly take the same on your record.

Thanking You.

Yours faithfully
For Reliance Communications Limited

Ok

Hasit Shukla
Company Secretary

Encl: As above

Quarterly Compliance Report on Corporate Governance

Name of the Company: **Reliance Communications Limited**

Quarter ending on: 31st March, 2008

Particulars	Clause of Listing Agreement	Compliance status (Yes/No/N.A.)	Remarks
I. Board of Directors	49 (I)	YES	
(A) Composition of Board	49 (IA)	YES	
(B) Non-executive Directors' compensation & disclosures	49 (IB)	YES	
(C) Other provisions as to Board and Committees.	49 (IC)	YES	
(D) Code of Conduct	49 (ID)	YES	
II. Audit Committee	49 (II)	YES	
(A) Qualified & Independent Audit Committee	49 (IIA)	YES	
(B) Meeting of Audit Committee	49 (IIB)	YES	
(C) Powers of Audit Committee	49 (IIC)	YES	
(D) Role of Audit Committee	49 II(D)	YES	
(E) Review of Information by Audit Committee	49 (IIE)	YES	
III. Subsidiary Companies	49 (III)	YES	
IV. Disclosures	49 (IV)	YES	
(A) Basis of related party transactions	49 (IV A)	YES	
(B) Disclosure of Accounting Treatment	49 (IV B)	YES	
(C) Board Disclosures	49 (IV C)	YES	
(D) Proceeds from public issues, rights issues, preferential issues etc.	49 (IV D)	YES	
(E) Remuneration of Directors	49 (IV E)	YES	
(F) Managemet	49 (IV F)	YES	
(G) Shareholders	49 (IV G)	YES	

RELIANCE COMMUNICATIONS LTD

Particulars	Clause of Listing Agreement	Compliance status (Yes/No/N.A.)	Remarks
V. CEO/CFO Certification	49 (V)	YES	
VI. Report on Corporate Governance	49 (VI)	YES	
VII. Compliance	49 (VII)	YES	

For Reliance Communications Limited

Hasit Shukla
Company Secretary

Date: 11th April, 2008

RELIANCE COMMUNICATIONS LTD

Disclaimer Clause

"The information furnished above is certified by Reliance Communications Limited to be true, air and accurate(except in respect of errors in or omissions form documents filed electronically that result soley from electronic transmission errors beyond our control and in respect of which we take corrective action as soon as it is reasonably practicable after becoming aware of the error or, the omission). SEBI, the Stock Exchange or the NIC do not take any responsibility for the accuracy, validity, consistency and integrity of the data and updated by it."

Reliance Communications

Tel.: +91 22 3038 6286
Fax: +91 22 3037 6622
www.reliancecommunications.co.in

Ref: SE/35/001/2008-09

April 11, 2008

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38

NSE Symbol: RCOM

Dear Sir,

Sub: **Shareholding Pattern for the quarter ended 31st March, 2008**

Pursuant to Clause 35 of the Listing Agreement entered with the Stock Exchanges, we submit herewith Shareholding Pattern of the Company for the quarter ended 31st March, 2008.

Kindly take the same on record.

Yours faithfully
For Reliance Communications Limited

Hasit Shukla
Company Secretary

Encl: As above

I(a) STATEMENT SHOWING SHAREHOLDING PATTERN

Name of the Company : RELIANCE COMMUNICATIONS LIMITED						
Scrip Code : BSE – 532712, NSE – RCOM			As on: 31st March, 2008			
Category Code	Category of Shareholder	No of Share holders	Total No of Shares	Number of shares held in dematerilised Form	Total Shareholding as percentage of total number of shares	
					As a percentage of (A+B)	As a percentage of (A+B+C)
(A)	**Shareholding of Promoter and Promoter Group**					
(1)	**Indian**					
(a)	Individuals/Hindu Undivided Family	11	9845089	9844989	0.49	0.48
(b)	Central overnment/State Governments	0	0	0	0.00	0.00
(c)	Bodies Corporate	27	1354965971	1354944468	66.97	65.68
(d)	Financial Institutions/Banks	0	0	0	0.00	0.00
(e)	Any Other (Specify)					
	Sub -Total (A)(1)	**38**	**1364811060**	**1364789457**	**67.85**	**66.12**
(2)	**Foreign**					
(a)	Individuals(Non-Resident Individuals/Foreign Individuals)	0	0	0	0.00	0.00
(b)	Bodies Corporate	0	0	0	0.00	0.00
(c)	Institutions	0	0	0	0.00	0.00
(d)	Any Other (Specify)	0	0	0	0.00	0.00
	Sub -Total (A)(2)	**0**	**0**	**0**	**0.00**	**0.00**
	Total of Promoter and Promoter Group (A)=(A)(1)+(A)(2)	**38**	**1364811060**	**1364789457**	**67.85**	**66.12**
(B)	**Public Shareholding**					
(1)	**Institutions**					
(a)	Mutual Funds /UTI	383	643 54 925	63879918	3.20	3.12
(b)	Financial Institutions/Banks	425	3444856	3321334	0.17	0.17
(c)	Central Government/State Governments	60	1069175	61556	0.05	0.05
(d)	Venture Capital Funds	0	0	0	0.00	0.00
(e)	Insurance Companies	23	117506832	117500253	5.84	5.69
(f)	Foreign Institutional Investors	695	205377423	205254404	10.21	9.95
(g)	Foreign Venture Capital Investors	0	0	0	0.00	0.00
(h)	Any Other (Specify)					
	Sub -Total (B)(1)	**1586**	**3917 53 211**	**390017465**	**19.48**	**18.98**

RELIANCE COMMUNICATIONS LTD.

(2)	Non-Institutions					
(a)	Bodies Corporate	9114	40869654	40173571	2.03	1.98
(b)	i. Individual shareholders holding nominal share capital up to Rs.1Lakh.	2030068	184663949	139319981	9.18	8.95
	ii. Individual shareholders holding nominal share capital in excess of Rs.1Lakh.	168	16413791	10008274	0.82	0.80
(c)	Any Other (Specify)					
1	NRIs/OCBs	20111	12921095	8604505	0.64	0.63
2	Pending Confirmation*	131	8037			
	Sub -Total (B)(2)	**2059592**	**254876526**	**198106331**	**12.67**	**12.35**
	Total Public Shareholding B=(B)(1)+(B)(2)	**2061178**	**6466 29 737**	**588123796**	**32.15**	**31.33**
	TOTAL (A) +(B)	**2061216**	**20114 40 797**	**1952913253**	**100.00**	**97.45**
(C)	**Shares held by Custodians and against which Depository Receipts have been issued**	**1**	**52586084**	**52586084**	**0.00**	**2.55**
	GRAND TOTAL (A)+(B)+(C)	**2061217**	**20640 26 881**	**2005499337**	**100.00**	**100.00**

* Physical shares pending for demat confirmation.

I(b) Statement showing shareholding of persons belonging to the category "Promoter and Promoter Group"

Sr No	**Name of the shareholder**	**No of shares**	**Shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}**
1	AAA Communication Private Limited	1 30 81 10 172	63.37
2	Reliance Capital Limited	1 84 61 758	0.89
3	Sonata Investments Limited	1 37 75 000	0.67
4	Reliance Innoventures Private Limited	1 15 29 001	0.56
5	Smt. Kokila D. Ambani	46 65 227	0.23
6	Hansdhwani Trading Company Pvt. Ltd	30 00 040	0.15
7	Shri Anil D. Ambani	18 59 171	0.09
8	Master Jaianmol A. Ambani(through Father and natural guardian Shri Anil D. Ambani)	16 69 759	0.08
9	Smt. Tina A. Ambani	16 50 832	0.08
10	Reliance General Insurance Co Ltd	90 000	0.00
11	Master Jaianshul A. Ambani (through Father and natural guardian Shri Anil D. Ambani)	100	0.00
	TOTAL	**1 36 48 11 060**	**66.12**

RELIANCE COMMUNICATIONS LTD

I(c) Statement showing shareholding of persons belonging to the category "Public" and holding more than 1% of the total number of shares

Sr No	Name of the shareholder	No of shares	Shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	Life Insurance Corporation of India	103446036	5.01
2	Deutsche Bank Trust Company Amercias , As despoistary for GDR Holders	52586084	2.55
	TOTAL	**156032120**	**7.56**

I(d) **Statement showing details of locked -in shares**

Sr No	Name of the shareholder	Category of shareholders (Promoters/ Public)	No of locked-in shares	Locked-in shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	AAA Communication Private Limited	Promoter	205371142	9.95
	TOTAL			**9.95**

II(a) **Statement showing details of Depository Receipts (DRs)**

Sr No	Type of outstanding DR (ADRs,GRDs, SDRs,etc.)	Number of outstanding DRs	No of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	GDRs	52586084	52586084	2.55
	TOTAL			2.55

II(b) **Statement showing Holding of Depository Receipts (DRs), where underlying shares are in excess of 1% of the total number of shares**

Sr No	Name of the DR Holder	Type of outstanding DR (ADRs,GRDs, SDRs,etc.)	No of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	Deutsche Bank Trust Company Amercias , As despoistary for GDR Holders*	GDR	52586084	2.55
	TOTAL		**52586084**	**2.55**

* Name of individual GDR holders are not available.

RELIANCE COMMUNICATIONS LTD.

Tel.: +91 22 3038 6286
Fax: +91 22 3037 6622
www.reliancecommunications.co.in

RECEIVED

2008 APR 16 P 4:43

OFFICE OF INTERNATIONAL CORPORATE FINANCE

April 11, 2008

Shri Hitesh Porwal
Index Cell
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

Dear Sir,

Sub: Free-float Indices

We forward herewith Shareholding Pattern of the Company as of 31st March, 2008 for the purpose of Free-float Indices in prescribed Form No. A, B and C.

The same disclosure is sent to you by e-mail today at indexcell@bseindia.com

Kindly take the same on record.

Yours faithfully
For Reliance Communications Limited

Hasit Shukla
Company Secretary

Encl: As above

I(a) STATEMENT SHOWING SHAREHOLDING PATTERN

Name of the Company : RELIANCE COMMUNICATIONS LIMITED						
Scrip Code : BSE – 532712, NSE – RCOM			As on: 31st March, 2008			
Category Code	Category of Shareholder	No of Share holders	Total No of Shares	Number of shares held in dematerilised Form	Total Shareholding as percentage of total number of shares	
					As a percentage of (A+B)	As a percentage of (A+B+C)
(A)	**Shareholding of Promoter and Promoter Group**					
(1)	**Indian**					
(a)	Individuals/Hindu Undivided Family	11	9845089	9844989	0.49	0.48
(b)	Central overnment/State Governments	0	0	0	0.00	0.00
(c)	Bodies Corporate	27	1354965971	1354944468	66.97	65.68
(d)	Financial Institutions/Banks	0	0	0	0.00	0.00
(e)	Any Other (Specify)					
	Sub -Total (A)(1)	**38**	**1364811060**	**1364789457**	**67.85**	**66.12**
(2)	**Foreign**					
(a)	Individuals(Non-Resident Individuals/Foreign Individuals)	0	0	0	0.00	0.00
(b)	Bodies Corporate	0	0	0	0.00	0.00
(c)	Institutions	0	0	0	0.00	0.00
(d)	Any Other (Specify)	0	0	0	0.00	0.00
	Sub -Total (A)(2)	**0**	**0**	**0**	**0.00**	**0.00**
	Total of Promoter and Promoter Group (A)=(A)(1)+(A)(2)	**38**	**1364811060**	**1364789457**	**67.85**	**66.12**
(B)	**Public Shareholding**					
(1)	**Institutions**					
(a)	Mutual Funds /UTI	383	643 54 925	63879918	3.20	3.12
(b)	Financial Institutions/Banks	425	3444856	3321334	0.17	0.17
(c)	Central Government/State Governments	60	1069175	61556	0.05	0.05
(d)	Venture Capital Funds	0	0	0	0.00	0.00
(e)	Insurance Companies	23	117506832	117500253	5.84	5.69
(f)	Foreign Institutional Investors	695	205377423	205254404	10.21	9.95
(g)	Foreign Venture Capital Investors	0	0	0	0.00	0.00
(h)	Any Other (Specify)					
	Sub -Total (B)(1)	**1586**	**3917 53 211**	**390017465**	**19.48**	**18.98**

RELIANCE COMMUNICATIONS LTD

(2)	Non-institutions					
(a)	Bodies Corporate	9114	40869654	40173571	2.03	1.98
(b)	i. Individual shareholders holding nominal share capital up to Rs.1Lakh.	2030068	184663949	139319981	9.18	8.95
	ii. Individual shareholders holding nominal share capital in excess of Rs.1Lakh.	168	16413791	10008274	0.82	0.80
(c)	Any Other (Specify)					
1	NRIs/OCBs	20111	12921095	8604505	0.64	0.63
2	Pending Confirmation*	131	8037			
	Sub -Total (B)(2)	**2059592**	**254876526**	**198106331**	**12.67**	**12.35**
	Total Public Shareholding B=(B)(1)+(B)(2)	**2061178**	**6466 29 737**	**588123796**	**32.15**	**31.33**
	TOTAL (A) +(B)	**2061216**	**20114 40 797**	**1952913253**	**100.00**	**97.45**
(C)	**Shares held by Custodians and against which Depository Receipts have been issued**	**1**	**52586084**	**52586084**	**0.00**	**2.55**
	GRAND TOTAL (A)+(B)+(C)	**2061217**	**20640 26 881**	**2005499337**	**100.00**	**100.00**

* Physical shares pending for demat confirmation.

I(b) **Statement showing shareholding of persons belonging to the category "Promoter and Promoter Group"**

Sr No	Name of the shareholder	No of shares	Shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	AAA Communication Private Limited	1 30 81 10 172	63.37
2	Reliance Capital Limited	1 84 61 758	0.89
3	Sonata Investments Limited	1 37 75 000	0.67
4	Reliance Innoventures Private Limited	1 15 29 001	0.56
5	Smt. Kokila D. Ambani	46 65 227	0.23
6	Hansdhwani Trading Company Pvt. Ltd	30 00 040	0.15
7	Shri Anil D. Ambani	18 59 171	0.09
8	Master Jaianmol A. Ambani(through Father and natural guardian Shri Anil D. Ambani)	16 69 759	0.08
9	Smt. Tina A. Ambani	16 50 832	0.08
10	Reliance General Insurance Co Ltd	90 000	0.00
11	Master Jaianshul A. Ambani (through Father and natural guardian Shri Anil D. Ambani)	100	0.00
	TOTAL	**1 36 48 11 060**	**66.12**

RELIANCE COMMUNICATIONS LTD

I(c) **Statement showing shareholding of persons belonging to the category "Public" and holding more than 1% of the total number of shares**

Sr No	Name of the shareholder	No of shares	Shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	Life Insurance Corporation of India	103446036	5.01
2	Deutsche Bank Trust Company Amercias , As despoistary for GDR Holders	52586084	2.55
	TOTAL	**156032120**	**7.56**

I(d) Statement showing details of locked -in shares

Sr No	Name of the shareholder	Category of shareholders (Promoters/ Public)	No of locked-in shares	Locked-in shares as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	AAA Communication Private Limited	Promoter	205371142	9.95
TOTAL				**9.95**

II(a) Statement showing details of Depository Receipts (DRs)

Sr No	Type of outstanding DR (ADRs,GRDs, SDRs,etc.)	Number of outstanding DRs	No of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	GDRs	52586084	52586084	2.55
	TOTAL			2.55

II(b) Statement showing Holding of Depository Receipts (DRs), where underlying shares are in excess of 1% of the total number of shares

Sr No	Name of the DR Holder	Type of outstanding DR (ADRs,GRDs, SDRs,etc.)	No of shares underlying outstanding DRs	Shares underlying outstanding DRs as a percentage of total number of shares{i.e.,Grand Total (A)+(B)+(C) indicated in statement at para(I)(a) above}
1	Deutsche Bank Trust Company Amercias , As despoistary for GDR Holders*	GDR	52586084	2.55
	TOTAL		**52586084**	**2.55**

* Name of individual GDR holders are not available.

RELIANCE COMMUNICATIONS LTD.

Tel.: +91 22 3038 6286
Fax: +91 22 3037 6622
www.reliancecommunications.co.in

April 11, 2008

The General Manager
Corporate Relationship Department
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38

NSE Symbol: RCOM

Dear Sir,

Sub: Secretarial Audit Report for the quarter ended 31st March, 2008

Pursuant to the Circular No.D&CC/FITIC/CIR –16/2002 dated December 31, 2002 issued by the Securities and Exchange Board of India, we forward herewith a Secretarial Audit Report dated 9th April, 2008 issued by M/s. Haribhakti & Co, Chartered Accountants for the quarter ended 31st March, 2008 as required.

Kindly take the same on record.

Yours faithfully
For Reliance Communications Limited

Hasit Shukla
Company Secretary

Encl: As above

HARIBHAKTI & CO. CHARTERED ACCOUNTANTS

417 & 418, MODEL HOUSE, DWARAKAPURI COLONY, PUNJAGUTTA, HYDERABAD - 500 082. ✆ 66620227, 30621888
• E-mail : hyderabad@haribhaktigroup.com • Website : www.haribhaktigroup.com • Telefax : 66620277

The Board of Directors
Reliance Communications Limited
H' Block, 1st Floor
Dhirubhai Ambani Knowledge City
Navi Mumbai - 400 710

SECRETARIAL AUDIT REPORT

We have examined the Register of Members, beneficiary details furnished by the depositories and other records / documents maintained by M/s. Reliance Communications Limited (formerly known as Reliance Communication Ventures Limited (hereinafter referred to as the "Company")) and its Registrar and Share Transfer Agents for issuing Certificate in accordance with Circular D&CC/FITTC/CIR-16/2002 dated December 31, 2002 issued by Securities and Exchange Board of India.

In our opinion and to the best of our information and according to the explanations given to us and based on such verification as considered necessary, we hereby certify the following :-

1	For Quarter Ended	March 31, 2008
2	ISIN	INE330H01018
3	Face Value	Rs. 5/- per Equity Share
4	Name of the Company	Reliance Communications Limited
5	Registered Office Address	H' Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710
6	Correspondence Address	H' Block, 1st Floor, Dhirubhai Ambani Knowledge City, Navi Mumbai 400 710
7	Telephone & Fax Nos	Tel No: 022 - 3038 6286, Fax No: 022 - 3037 6622
8	Email address	hasit.shukla@relianceada.com
9	Names of the Stock Exchanges where the company's securities are listed	1. Bombay Stock Exchange Limited 2. National Stock Exchange of India Limited

		Number of Shares	% of Total Issued Cap
10	Issued Capital	206 40 26 881	100.000
11	Listed Capital (Exchange - wise) - For Exchanges listed in '9' above *(as per company records)*	206 40 26 881	100.000
12	Held in dematerialised form in CDSL	3 17 93 242	01.540
13	Held in dematerialised form in NSDL	197 37 06 095	95.624
14	Physical	5 85 27 544	02.836
15	Total No. of Shares (12+13+14)	206 40 26 881	100.000

16 Reasons for difference if any, between:

a) (10&11)	NA
b) (10&15)	NA
c) (11&15)	NA

17 Certifying the details of changes in share capital during the quarter under consideration as per Table below :

Particulars***	No. of Shares	Applied / Not Applied for listing	Listed on Stock Exchanges (Specify Names)	Whether intimated to CDSL	Whether intimated to NSDL	In-prin appr. Pending from SE (Specify Names)
Conversion of FCCB's	4 23 913	Applied	BSE / NSE	Yes	Yes	Listed
Conversion of FCCB's	7 03 907	Applied	BSE / NSE	Yes	Yes	Listed
Conversion of FCCB's	27 694	Applied	BSE / NSE	Yes	Yes	Listed

*** *Rights, Bonus, Preferential Issue, ESOPs, Amalgamation, Conversion, Buyback, Capital Reduction, Forfeiture, Any other (to specify)*

18 Register of Members is updated (Yes / No) | YES
if not, updated upto which date | NA

19 Reference of previous quarter with regards to excess dematerialised shares, if any. | NA

20 Has the company resolved the matter mentioned in point no.19 above in the current quarter ? If not, reason why ? | NA

21 Mention the total no. of requests, if any, confirmed after 21 days and the total no. of requests pending beyond 21 days with the reasons for delay :

Total No of demat requests	No of requests	No of shares	Reasons for delay
Confirmed after 21 Days	17	1 099	Delay in receipt of Physical DRFs & Share Certificates from DP
	19	1 210	Rejected since Physical DRFs & Share Certificates not received from DP within 30 days.
Total	36	2 309	
Pending for more than 21 days	1	18	Non-receipt of Physical DRFs & Share Certificates from DP
Total	1	18	

22 Name, Telephone & Fax No of the Compliance Officer of the Co.

Shri Hasit Shukla
Tel No : 022 - 3038 6286
Fax No.: 022 - 3037 6622

23 Name, Address, Tel. & Fax No., Regn. No. of the Auditor

Haribhakti & Co.
Chartered Accountants
42, Free Press House,
215, Nariman Point
Mumbai - 400 021
Tel.: 022 66391101
Fax : 022 22856217

24 Appointment of common agency for share registry work
if yes (name & address)

Karvy Computershare Pvt Ltd.
Plot No. 17-24, Vittal Rao Nagar
Madhapur
Hyderabad - 500 081

25 Any other detail that the auditor may like to provide (e g BIFR company, delisting from SE, company changed its name etc) - NA

Place: Hyderabad
Date : 09/04/2008

BHUPENDRA BANGARI
PARTNER
M. No.: 42320

CERTIFIED TRUE COPY
FOR RELIANCE COMMUNICATIONS LIMITED

HASIT SHUKLA
COMPANY SECRETARY

Navi Mumbai - 400 710

Tel.: +91 22 3038 6286
Fax: +91 22 3037 6622
www.reliancecommunications.co.in

Ref: SE/001/2008-09

April 12, 2008

The General Manager
The Bombay Stock Exchange Limited
Phiroze Jeejeebhoy Towers
Dalal Street, Fort,
Mumbai 400 001
Fax No.: 2272 2037/39/41/61/3121/3719
BSE Scrip Code: 532712

The Manager
National Stock Exchange of India Ltd.
Exchange Plaza, C/1, Block G
Bandra - Kurla Complex, Bandra (East)
Mumbai 400 051
Fax No.: 2659 8237 / 38
NSE Symbol: RCOM

Dear Sir,

Sub: **Certificate under Clause 47 (c) for the six months ended 31st March, 2008**

In terms of Clause 47 (c) of the Listing Agreement, we forward herewith a certificate issued by M/s. Dipak Rachchha & Co., Company Secretaries for the period 1st October, 2007 to 31st March, 2008.

Kindly take the same on record.

Thanking You.

Yours faithfully
For Reliance Communications Limited

Hasit Shukla
Company Secretary

Encl: As above

Dipak J. Rachchha
M.Com., LL.B., MBA, FCS

Dipak Rachchha & Co.
Company Secretaries
401, Akshat Tower, Opp. Rajpath Club
Sarkhej-Gandhinagar Highway, Ahmedabad-380054
Phone : (O) 079-40030834 (M) 98250 56173
E-mail : drachchha@rediffmail.com

CERTIFICATE

On the basis of examination of all relevant books, registers, forms, documents and papers made available to us by Karvy Computershare Private Limited, Registrar and Transfer Agents of Reliance Communications Limited and on the basis of information and explanations given to us by them as well as by the company, we hereby certify that, during the period commencing from 1st October 2007 and ended on 31st March 2008, all the 15,869 valid documents lodged for transfer, excluding those where objections were raised on technical grounds, were dispatched within one month from the date of lodgement for transfer.

In the case of valid share certificates received for split/consolidation/renewal/exchange, the issue thereof was made within one month from the date of lodgment except those where objections were raised on technical grounds.

This certificate is issued pursuant to clause 47 (c) of the listing Agreement entered into with Stock Exchanges.

Date: [illegible]

Place: Ahmedabad

DIPAK RACHCHHA & Co.
Company Secretaries.

(DIPAK RACHCHHA)
Proprietor

CERTIFIED TRUE COPY
FOR RELIANCE COMMUNICATIONS LIMITED

HASIT SHUKLA
COMPANY SECRETARY

END